

December 12, 2012

Via E-Mail
Mr. Ian S. Walton
Chief Executive Officer
Aurizon Mines Ltd.
Suite 1120, Cathedral Place
925 West Georgia Street
Vancouver, British Columbia V6C 3L2

Re: **Aurizon Mines Ltd.**
Form 40-F for the Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 001-31893

Dear Mr. Walton:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining